SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.	Material Change Report of Registrant as filed on SEDAR on September 12, 2013.

2.	Press Release of Registrant dated September 12, 2013 as filed on SEDAR on September 12, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 12, 2013	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Inc. (“Eagleford” or the "Company")

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

September 9, 2013

Item 3.	News Release

Press release issued by the Company on September 12, 2013 and disseminated using a Canadian news wire service.

Item 4.	Summary of Material Change

The Company entered into a settlement agreement with the mineral rights owners of the Matthews Lease, a property comprising approximately 2,629 gross acres of land in Zavala County, Texas (the “Matthews Lease”).

Item 5.	Full Description of Material Change

The Company that it has entered into a settlement agreement with the mineral rights owners of the Matthews Lease, a property comprising approximately 2,629 gross acres of land in Zavala County, Texas. A new lease has now been signed with the Company’s subsidiary, Eagleford Energy, Zavala, Inc. effective September 1, 2013 with a Primary Term expiring January 31, 2014 (subject to certain extensions) and can be maintained through the implementation of a continuous drilling program and the provision of certain royalty payments.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone: 416 364-4039

Facsimile: 416 364-8244

Item 9.	Date of Report

September 12, 2013

ITEM 2

For immediate release

Eagleford Energy Reacquires Matthews Lease

Toronto 12, September, 2013 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the "Company”), announces that it has entered into a settlement agreement with the mineral rights owners of the Matthews Lease, a property comprising approximately 2,629 gross acres of land in Zavala County, Texas (the “Matthews Lease”). A new lease has now been signed with the Company’s subsidiary, Eagleford Energy, Zavala, Inc. effective September 1, 2013 with a Primary Term expiring January 31, 2014 (subject to certain extensions) and can be maintained through the implementation of a continuous drilling program and the provision of certain royalty payments.

The Company had previously drilled 2 wells on the Matthews Lease and conducted extensive science in order to devise an exploitation program. The Matthews #1-H was drilled, by Dawsey Operating LLC to a total measured depth of 8,500 feet, of which over 5,100 feet was vertical depth into the Buda formation, directly below the Eagle Ford shale. The well was whipstocked at the top of the Austin Chalk formation, found directly above the Eagle Ford formation, and drilled with an 800 foot curve into the Eagle Ford shale. Drilling continued horizontally such that the well bore was extended 3,300 feet through the Eagle Ford formation. A shot point sleeve from Baker Hughes (NYSE:BHI - News) was installed to protect the well bore and facilitate a multi stage frac.

The Matthews #3 well was drilled into the San Miguel formation and a nitrified acid treatment was injected into the wellbore. Production testing recovered minimal amounts of treatment water and primarily produced oil. The data gathered from drilling this well and the completion results supports prior information about the large amount of heavy oil in place. It also indicates the ability to produce significant amounts of heavy oil from the reservoir through enhanced recovery processes to sustain production of the field.

The Matthews #1-H well was logged extensively and numerous sidewall cores were taken from 4 key formations in descending order, the San Miguel, the Austin Chalk, the Eagle Ford and the Buda. The logs were interpreted by Weatherford International Ltd. (Weatherford) (NYSE:WFT) and the sidewall cores were sent for analysis by Core Laboratories (NYSE:CLB) and Weatherford. These reports and analysis indicate a significant amount of oil in place in the Austin Chalk, Eagle Ford shale and Buda formations as well as the San Miguel mentioned above.

Reports show 350 feet of Upper and Lower Eagle Ford shale of which approximately 135 feet is the organically richer lower Eagle Ford with total organic carbon (TOC) as high as 8.5% and porosity and permeability in a similar range of published reports of other successful wells producing in the Eagle Ford.

The Austin Chalk measured approximately 200 feet thick and was characterized by very high levels of porosity indicating a vastly oil saturated zone consistent with elevated oil cuts and very little to no water to be produced from the Austin Chalk.

The Buda measured approximately forty five feet of medium oil saturation in what appeared to be healed fractures.

The Company is awaiting reports to conclude a detailed frac design and completion plan on the Matthews #1-H and continue with its exploitation plans for the Austin Chalk, Buda and San Miguel formations which may entail a strategic alliance or “farm-in” arrangement with another oil and gas operator or further financing of the Company.

For further information, please contact:

Eagleford Energy Inc.

Investor Relations

Telephone: 832 301 0519

Facsimile: 416 364-8244

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.